UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934

                         (Amendment No. 1)

      Hollywood.com, Inc. (f/k/a Big Entertainment, Inc.)
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                        (Name of Issuer)


            Common Stock, par value $0.01 per share
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                 (Title of Class of Securities)


                            436137103
                           -----------
                         (CUSIP Number)

               Angeline C. Straka, Vice President,
               Secretary & Deputy General Counsel,
               CBS Corporation, 51 W. 52nd Street,
               New York, NY 10019  (212) 975-4321
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         January 4, 2000
              -------------------------------------
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  436137103                         Page 2 of 4 Pages

------------------------------------------------------------
1  NAMES OF REPORTING             I.R.S. IDENTIFICATION
   PERSON                         NO. OF ABOVE PERSON

   CBS Corporation                25-0877540
   ---------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[ ]
                                                   (b)[ ]

   --------------------------------------------------------

3  SEC USE ONLY

   ---------------------------------------------------------

4  SOURCE OF FUNDS
            OO
   ---------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

   ---------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Pennsylvania
   ---------------------------------------------------------
NUMBER OF   7  SOLE VOTING POWER
  SHARES                  7,850,923
BENEF-    ---------------------------------------------
ICIALLY     8  SHARED VOTING POWER
  OWNED                    None
 BY EACH  ---------------------------------------------
REPORTING   9  SOLE DISPOSITIVE POWER
  PERSON
   WITH            7,850,923
          ---------------------------------------------
            10 SHARED DISPOSITIVE POWER
                          None
          ---------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
        7,850,923
   ---------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                     [ ]

   ---------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        34.2% (See response to Item 5)
   ---------------------------------------------------------
14 TYPE OF REPORTING PERSON
              CO
   ---------------------------------------------------------

CUSIP No.  436137103                         Page 3 of 4 Pages


     This Amendment No. 1 amends and supplements the statement on
Schedule 13D (the "Schedule 13D") filed by CBS Corporation
("CBS") on September 9, 1999.


ITEM 2.        IDENTITY AND BACKGROUND.

      Schedule I of Item 2 is amended to add information with respect to Ms. Stonesifer, who became a director of CBS on December 1, 1999.

     (a)  Name:     Patty Stonesifer

     (b)  Residence or business address:     1551 Eastlake Avenue
          East, Seattle, WA  98102

     (c)  Principal Occupation:    Co-Chair and President, Bill and
          Melinda Gates Foundation

     (d) Ms. Stonesifer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Ms. Stonesifer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Ms. Stonesifer is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended to reflect that the closing of the acquisition of the shares and the warrant described in the
Schedule 13D occurred on January 4, 2000, effective as of January
3, 2000.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is amended to reflect that the closing of the acquisition of the shares and the warrant described in the
Schedule 13D occurred on January 4, 2000, effective as of January
3, 2000.

     Item 4(d) is amended to read as follows:

      Pursuant to the Voting Agreement, CBS initially has the right to nominate two (2) directors based on the CBS Percentage.
There are currently nine members of the board of directors of Issuer, two of whom are CBS nominees.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) and (b) is amended to read as follows:

CUSIP No.  436137103                         Page 4 of 4 Pages


     5(a) and (b).  CBS owns 6,672,031 shares of Common Stock of
Issuer. On an undiluted basis, CBS holds 30.7% of the outstanding shares of Common Stock of Issuer (based on the 15,074,672 shares reported as outstanding as of November 12, 1999 in Issuer's 10-Q report plus the shares issued to CBS).

     CBS also holds a Warrant pursuant to which, if exercised, CBS would acquire an additional 1,178,892 shares of Common Stock. Assuming the full exercise of the Warrant, CBS would hold 7,850,923 shares of Common Stock of Issuer, which (based on 15,074,672 shares outstanding plus 7,850,923 shares issued to
CBS) would be 34.2% of the shares of Common Stock of Issuer on an undiluted basis.

     CBS has sole voting and investment power with respect to such Common Stock.



      Any information previously included in the Schedule 13D and not revised or modified as described in this Amendment No. 1 remains unchanged.


                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 6, 2000


                              CBS CORPORATION



                              By: /s/ ANGELINE C. STRAKA
					----------------------------------
					        Angeline C. Straka,
                                   Vice President and Secretary